SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ardagh Group S.A.
(Name of Issuer)

Class A Common Shares, par value €0.01 per share
(Title of Class of Securities)

L0223L101
(CUSIP Number)

October 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0223L101	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Diameter Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. L0223L101	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Scott K. Goodwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. L0223L101	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Jonathan Lewinsohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. L0223L101	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Ardagh Group S.A. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Diameter Capital Partners LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of certain funds and accounts (collectively, the "Diameter Funds"), with respect to the Class A Common Shares (as defined in Item 2(d) below) directly held by the Diameter Funds;

(ii)	Scott K. Goodwin ("Mr. Goodwin"), a managing member of Diameter Capital GP LLC, a Delaware limited liability company and the general partner of the Investment Manager, ("Diameter Capital GP") with respect to the Class A Common Shares directly held by the Diameter Funds; and

(iii)	Jonathan Lewinsohn ("Mr. Lewinsohn"), a managing member of Diameter Capital GP, with respect to the Class A Common Shares directly held by the Diameter Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Investment Manager and Mr. Lewisohn is is 55 Hudson Yards, Suite 29B, New York, NY 10001. The address of the business office of Mr. Goodwin is 360 S Rosemary Ave, Suite 1005, West Palm Beach, FL 33401.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Each of Mr. Goodwin and Mr. Lewinsohn is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Shares, par value €0.01 per share (the "Class A Common Shares").

CUSIP No. L0223L101	13G/A	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:

L0223L101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. L0223L101	13G/A	Page 7 of 8 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. L0223L101	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2021

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	General Counsel / Chief Compliance Officer

/s/ Scott K. Goodwin
SCOTT K. GOODWIN

/s/ Jonathan Lewinsohn
JONATHAN LEWINSOHN